Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 18, 2013

Mr. Duc Dang

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Amendment No. 1 to Schedule TO Filed September 6, 2013 File No. 005-86162

Dear Mr. Dang:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company(the “Company”), we hereby provide responses to comments issued in a letter dated September 17, 2013 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Schedule TO (File No. 005-86162) (the “Amendment No. 1”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Schedule TO and related Materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. Duc Dang September 18, 2013 Page 2

Exhibit (a)(1)(A)

General

1.	We note your response to comment 1 from our letter dated August 30, 2013. We also note your revised disclosure, which states that “certain current 5% shareholders will cease to hold 5% of [y]our shares and therefore their shares will count towards (and exceed) the 500,000 public share requirement.” Please identify the shareholders that fall into this category. Also, in your beneficial ownership table on page 125, we note footnote (5) next to the 535,000 shares owned by AQR. Please revise to clarify that AQR will not become an insider post-Acquisition.

COMPANY RESPONSE: The disclosures on pages (ii), 19, 32 and 126 of the Offer Letter have been revised in accordance with the Staff’s comments.

2.	In connection with the preceding comment, please explain Prime’s active marketing of the acquisition to increase its shareholder base.

COMPANY RESPONSE: Prior to the closing of the tender offer, the Company has been meeting with investors and encouraging them not to tender their shares in the offering and explaining the merits of the transaction to them. Post-business combination the Company will engage in a number of non-deal roadshows to make its story better known within the investment community. The company will also actively participate in investment conferences to court institutional investors.

3.	Please revise the second paragraph on page ii to also reflect the issuance of shares pursuant to the management agreement.

COMPANY RESPONSE: The disclosures on pages (ii) and 19 of the Offer Letter have been revised in accordance with the Staff’s comments.

Risk Factors, page 20

4.	We note your response to comment 9. Please add risk factor disclosure regarding the fact that the combined company’s management team will have had no direct experience in operating real estate assets or photovoltaic plants from which the green certificates rights are generated. Also, in your revised disclosure, you state that Consorzio San Marco Innovazione is responsible for the management and/or supervision of plants capable of producing approximately 140 megawatts of energy. Please revise to clarify the relevance of this statement, including your relationship with Consorzio San Marco Innovazione.

COMPANY RESPONSE: A risk factor has been on page 21 of the Offer Letter relating to the lack of experience of the management team in the combined company’s businesses. In addition, changes in response to the Staff’s comment have been made on pages 10 and 63 of the Offer Letter to provide a description of the Company’s relationship with Consorzio San Marco Innovazione.

Mr. Duc Dang September 18, 2013 Page 3

Private Placement, page 14

5.	Please disclose how the $9.10 per share price was determined.

COMPANY RESPONSE: The disclosures on pages 14 and 71 of the Offer Letter have been revised in accordance with the Staff’s comment.

Post-Acquisition Business, page 51

6.	We note your response to comment 15, as well as your related revised disclosure. You state that Management expects Green Certificate rights to generate double digit yields. Please provide support for this statement or, alternatively, remove this disclosure. Similarly, in response to comment 16, you state definitively that the Green Certificates “will generate a significant return.” Please revise to provide support for this statement or qualify it as a belief. Here or in the appropriate section, please discuss the current market trends related to the sale of green certificates. Discuss the trend in trading prices and volume over a period of time that would illustrate to investors the liquid nature of this potential asset.

COMPANY RESPONSE: The language relating to “double digit yields” has been deleted from pages 14, 43 and 52 of the Offer Letter. The language relating to generating significant returns on pages (ii, 5, 15, 77 and 111) has been modified to make clear that it is an expectation of management that there will be significant returns. A description of the current market trends related to the sale of green certificates, including a discussion of trading prices and volume over time, has been included on page 56 of the Offer Letter.

7.	We note your revised disclosure in response to comment 26. We also note from your disclosure on page 125 that Radiomarelli and Futurum Energy will collectively own over 89% of your company and both are in the green certificate business. Here or elsewhere where appropriate, please discuss any potential conflicts of interest this may present in deciding the future focus of the business.

COMPANY RESPONSE: A risk factor has been added to page 21 in response to the Staff’s comment.

Current occupancy rates..., page 62

8.	We note your response to comment 29. To the extent appropriate, please explain by footnote or otherwise why the current occupancy rate for Via Emilia is significantly lower than the other properties.

COMPANY RESPONSE: The disclosure on page 62 of the Offer Letter has been revised in accordance with the Staff’s comment.

Mr. Duc Dang September 18, 2013 Page 4

The Acquisition, page 63

9.	We note your response to comment 15. Please tell us if the second assumption regarding assets under management is solely based on your current trading price. Also, please clarify if the value of the green certificate rights, for the purpose of determining the management fee, will be impacted by the pace that certificates are actually granted.

COMPANY RESPONSE: The disclosure on pages 10 and 63 has been revised to indicate that the assumed value of assets under management is based solely on the anticipated cash on hand and agreed upon value of the assets being purchased. The value of the green certificate rights would be impacted by the pace of green certificates that were actually granted.

Acquisition Covenants, page 66

10.	We note your response to comment 30, as well as your revised disclosure on page 68. Please revise the Risk Factors section to discuss this risk of litigation.

COMPANY RESPONSE: A risk factor has been added to page 21 in response to the Staff’s comment.

Transaction Value Agreement, page 69

11.	We note your response to comment 31. Please revise to disclose the time period associated with determining the average price and the duration of this agreement.

COMPANY RESPONSE: The disclosure on page 69 has been revised to make clear that the average sales price is based on the average price of all the shares sold.

Private Placement Transaction Conditions to Closing, page 71

12.	Refer to part (b) of the first paragraph. Please briefly describe the covenants and obligations or provide a cross-reference to such discussion. Also, we note your reference in part (c) to the delivery of legal opinions from counsel to Prime. Please describe the nature of these legal opinions. Lastly, please explain to us how part (h) will be satisfied.

COMPANY RESPONSE: The disclosure on page 71 has been revised to include a cross-reference to the section describing Prime’s covenants and the nature of the legal opinions to be delivered. Part (h) will be satisfied by the closing of the transactions with the real estate properties as the indicated sections of the Articles of Association will have terminated and be of no further force or effect by their terms.

Mr. Duc Dang September 18, 2013 Page 5

Green Certificate Transactions, page 72

13.	We note that the right to the proceeds from the sale of green certificates issued to both companies are subject to adjustments depending on the actual number of certificates issued. Please revise to discuss these adjustments.

COMPANY RESPONSE: An example relating to the calculation of the reduction of the green certificates was added to page 73.

14.	Please clarify why the escrow release percentages in the third paragraph on page 73 appear to total 120%.

COMPANY RESPONSE: The typographical error on page 73 has been corrected so that the breakdown of issuances of green certificates is 20% - 50% - 30% (an aggregate of 100%).

15.	Please revise to provide additional details regarding the possible call option exercisable by Prime.

COMPANY RESPONSE: The disclosures on page 73 of the Offer Letter has been revised in accordance with the Staff’s comment.

Voting Agreement, page 77

16.	Please describe the voting agreement in greater detail.

COMPANY RESPONSE: The disclosures on page 77 of the Offer Letter has been revised in accordance with the Staff’s comment.

Recommendations of Prime’s Board of Directors, page 77

17.	We note the revised disclosure on page 80 and that the book value per share for the green certificate rights of $10/share is based on the exchange ratio for such rights. Please revise the appropriate section to discuss the determination of the total consideration for the green certificate rights. If the value was determined based on an assumed number of green certificates being granted at an assumed rate, please discuss the basis for such assumptions. Discuss assumptions, if any, based on the margin of selling green certificates.

COMPANY RESPONSE: The disclosure on page 73 of the Offer Letter has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prime, page 85

18.	We note your response to comment 37 from our letter dated August 30, 2013, as well as your revised disclosure on page 96. Please provide similar information (key variables, financial measures, etc.) for the Green Certificates segment of your business.

COMPANY RESPONSE: The disclosure on page 96 of the Offer Letter has been revised in accordance with the Staff’s comment.

Mr. Duc Dang September 18, 2013 Page 6

Certain Relationships and Related Transactions, page 127

19.	We note your response to our prior comment 20 and your revisions to your filing. On page 129, you continue to include disclosure that all ongoing transactions between related parties will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties. Please revise to remove this disclosure or tell us how you can substantiate your determination.

COMPANY RESPONSE: The disclosure on page129 of the Offer Letter has been revised in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page F-30

Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2012, page F-37

20.	We note your revision to your filing for adjustment (11) on the Unaudited Pro Forma Combined Balance Sheet. Please tell us how you determined it was not necessary to record a related adjustment on the Pro Forma Condensed Statement of Operations.

COMPANY RESPONSE: The disclosure on pages F-37 and F-38 of the Offer Letter has been revised in accordance with the Staff’s comment.

Financial Statements for Bell Group for the year ended December 31, 2012, page F-41

Notes to the Financial Statements for Bell Group, page F-52

1 Accounting policies, page F-53

Basis of consolidation, page F-66

21.	We note your response to our prior comment 63 and your revisions to your filing. Please tell us the family relationship of the Lanati family members that directly own interests in the entities in your organizational chart on page F-68. Your response should include an organization chart and a description of the relationship between family members. Please tell us the authoritative accounting literature management relied upon to conclude the nature of these family relations result in common control.

COMPANY RESPONSE: The common control of the six entities forming part of the “Bell Group” and included in the combined financial statements as at December 31, 2012 was evaluated based on the percentage of ownership held by the members of the Lanati family in those entities.

Mr. Duc Dang September 18, 2013 Page 7

The group chart below shows such ownership structure:

The company considered the guidance in B1 through B4 of IFRS 3 in concluding the entities forming the Bell group are under common control. Paragraph B1 of IFRS 3 states that “A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.” As Cesare Lanati is the sole shareholder of Bell Real Estate S.r.l., the following entities, which are controlled by Bell Real Estate, are considered to be under common control:

•	Magfin S.r.l. (55% owned by Bell)

•	SIM S.r.l. (61% owned by Bell)

•	Ellegi (65.5% owned by Bell)

•	G.S.I. S.r.l. (98% owned by Bell)

In addition, Cesare Lanati, through his 100% ownership of Bell, indirectly controls Delfin S.r.l. through GSI’s 70% ownership of Delfin.

Mr. Duc Dang September 18, 2013 Page 8

Dieci RE S.r.l. is owned 50% by G.S.I. S.r.l. and 50% by Ellegi S.r.l. Bell owns 98% of G.S.I and 65.5% of Ellegi. Therefore, the company concluded that Cesare Lanati, through his 100% ownership of Bell Real Estate, indirectly controls Dieci through G.S.I and Ellegi’s ownership of Dieci. In addition, Cesare Lanati is the sole director of Dieci.

Furthermore, Cesare Lanati owns directly 10% of Magfin S.r.l. and 20% of Delfin S.r.l., and Stefano Lanati (Cesare Lanati’s brother) owns directly 34.5% of Ellegi S.r.l.

Cesare Lanati is the sole shareholder of Bell and sole director of Bell.

Cesare Lanati’s brother, Stefano Lanati, and Cesare Lanati’s father, Guido Lanati, are members of the board of directors (together with Cesare Lanati) of Magfin, Ellegi and G.S.I., but do not hold shares in any of these companies, with the exception of Ellegi, of which 34.5% is owned by Stefano Lanati. Cesare Lanati is the sole director of SIM, Delfin and Dieci.

Financial assets, page F-69

Loans and receivables, page F-69

22.	We note your response to our prior comment 65 and that you perform an analysis of individual receivables for a significant part of your receivable portfolio. Please tell us how you complied with paragraph 64 of IAS 39, or tell us how you determined it was not necessary to perform an analysis of assets with similar credit risk characteristics and collectively assess them for impairment for individually assessed receivables for which no objective evidence of impairment exists.

COMPANY RESPONSE: Management assessed the receivables for which no objective evidence of impairment existed by grouping the residual receivables based on their aging and considered that, based on the collection experience that is common in Italy and the company’s specific collection history, there is no risk of impairment. This conclusion (that no impairment existed at December 31, 2012) is supported by the fact that at the date of preparation of the combined financial statements, collections received after December 31, 2012 covered the major part (96%) of the residual receivables not impaired.

Supplemental Comments

In addition, the disclosure on page 3 of the Offer Letter has been revised in accordance with the supplemental comment the Staff provided on September 18, 2013.

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Mr. Duc Dang September 18, 2013 Page 9

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP